Exhibit 99.1

1. Each share of Series A Convertible Preferred Stock is convertible into the number of shares of Common Stock equal to the Applicable Conversion Rate (as defined in the Issuer’s Certificate of Designations, Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock (the “Certificate of Designation”)) in effect as of the date of such conversion. The shares of Series A Convertible Preferred Stock are convertible at any time.  The initial Applicable Conversion Rate is 1.2226 shares of Common Stock for each share of Preferred Stock, which rate will increase following the third anniversary of the date of issue, (x) at the election of the holder, or (y) at the election of the Company from and after the time that the weighted average price of the Common Stock equals or exceeds $24 for at least 5 consecutive days on which trading in the Common Stock generally occurs on the Nasdaq Stock Market. The shares of Series A Convertible Preferred Stock have no expiration date.

2.  The Exchangeable Preferred Interests were acquired on October 15, 2019, upon the exchange of the Reporting Person’s common units in Ex-Sigma LLC (“Ex-Sigma”), net of common units withheld to pay withholding taxes.

3. The Exchangeable Preferred Interests are equity interests in Ex-Sigma LLC.  Ex-Sigma is the sole owner of Ex-Sigma 2 LLC (“ES2”), which is the largest holder of Exela Technologies, Inc. (the “Issuer”) stock.  At such time as Ex-Sigma receives a distribution of Common Stock from ES2 (and not prior to such time), the Exchangeable Preferred Interests are exchangeable into a number of shares of Common Stock equal to the purchase price of such Exchangeable Preferred Interests divided by $1.21.

4. On February 21, 2020, ES2 distributed Series A Convertible Preferred Stock and Common Stock to Ex-Sigma.  Pursuant to the terms of its limited liability company agreement, Ex-Sigma distributed such shares pro rata to the holders of its Exchangeable Preferred Interests according to their relative entitlement, and retired a corresponding number of Exchangeable Preferred Interests.

5. Forty percent of the options will vest and become exercisable on August 31, 2020 and the remainder will vest and become exercisable on August 31, 2022.

6. Forty percent of the options will vest and become exercisable on August 26, 2021 and the remainder will vest and become exercisable on August 26, 2023.